Exhibit 12.1

D.R. HORTON, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal years ended September 30,					For the three months ended December 31,
	1998	1999	2000	2001	2002	2001	2002
	(dollars in thousands)
Consolidated pretax income before cumulative effect of change in accounting principle	$159,099	$263,826	$309,224	$407,797	$647,507	$117,485	$178,925
Minority interests in pretax income of subsidiaries which have incurred interest charges	—	—	—	—	1,322		(505)
Distributed income of equity investees, net of equity income or loss	—	—	—	—	668	—	72
Amortization of capitalized interest	47,995	58,153	69,566	91,401	136,142	22,300	39,519
Interest expensed	17,453	18,565	18,680	17,695	17,789	3,460	4,079

Earnings	$224,547	$340,544	$397,470	$516,893	$803,428	$143,245	$222,090

Interest incurred	$71,649	$83,090	$112,813	$139,914	$210,557	$38,976	$60,467

Fixed charges	$71,649	$83,090	$112,813	$139,914	$210,557	$38,976	$60,467

Ratio of earnings to fixed charges.	3.13	4.10	3.52	3.69	3.82	3.68	3.67